Filed Pursuant to Rule 433

Registration No. 333-250022

Zone | Current Rate Caps

CUNA MUTUAL GROUP

Effective beginning: 03/23/21
For contracts issued on: 04/10/21
Applications with money, in good order and received in the Waverly office by noon on Thursday, April 08 will receive the rates listed below

Index	Secure Account	Growth Account
5yr S&P 500	1.50%	8.50%
7yr S&P 500	2.00%	9.50%
10yr S&P 500	3.00%	11.00%

Rate caps are subject to change. Rate caps are effective as of the above date and assume a risk control account can be started on the date shown.



S&P 500

Blended Comfort Zone				Risk Control Account Allocations	
Downside Protection	Upside Potential			Secure	Growth
	5yr Cap	7yr Cap	10yr Cap		
0.00%	1.500%	2.000%	3.000%	100%	0%
-1.00%	2.200%	2.750%	3.800%	90%	10%
-2.00%	2.900%	3.500%	4.600%	80%	20%
-3.00%	3.600%	4.250%	5.400%	70%	30%
-4.00%	4.300%	5.000%	6.200%	60%	40%
-5.00%	5.000%	5.750%	7.000%	50%	50%
-6.00%	5.700%	6.500%	7.800%	40%	60%
-7.00%	6.400%	7.250%	8.600%	30%	70%
-8.00%	7.100%	8.000%	9.400%	20%	80%
-9.00%	7.800%	8.750%	10.200%	10%	90%
-10.00%	8.500%	9.500%	11.000%	0%	100%

Sample allocations

By blending your allocations to Zone's risk control accounts, you can customize your comfort zone of risk and reward. These sample allocations are hypothetical and do not guarantee or predict actual performance. To learn more, contact your financial advisor or visit **cmannuities.com** today.

MEMBERS Zone Annuities are issued by
MEMBERS LIFE INSURANCE COMPANY,
a stock life insurance company
MZA-2318697.2-0321-0423

© CUNA Mutual Group

Zone | Current Rate Caps Important Disclosures Annuities are long-term insurance products designed for retirement purposes. Many registered annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. Before investing, consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. To obtain a prospectus, contact your advisor, log on to membersproducts.com, or call 888.888.3940. This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor. Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions. Withdrawals may be subject to surrender charges, and may also be subject to a market value adjustment (MVA). The MVA can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. Surrender charges range from 0% to 9% during the initial index period. Hypothetical examples do not represent any specific annuity contract and may not be used to project or predict investment results. You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on contract anniversary, subject to a minimum rate cap of 1% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may withdraw value from that risk control account without surrender charge or MVA. You’ll have 30 days following contract anniversary to make this withdrawal. Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional. The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies. CUNA Mutual Group is the marketing name for CUNA Mutual Holding Company, a mutual insurance holding company, its subsidiaries and affiliates. Annuities are issued by CMFG Life and MEMBERS Life and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor, 2000 Heritage Way, Waverly, IA, 50677. CMFG Life and MEMBERS Life are stock insurance companies. MEMBERS® is a registered trademark of CMFG Life. Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by any depository or lending institution. All contracts and forms may vary by state, and may not be available in all states or through all broker/dealers. Base policy form 2012-SPDMGIA and 2012-SPDMGIA(ID). Not a deposit • Not guaranteed by any bank or credit union • May lose value Not FDIC/NCUA insured • Not insured by any federal government agency MZA-2318697.2-0321-0423 © CUNA Mutual Group